Exhibit 99.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Concordia Healthcare Corp.

277 Lakeshore Rd. East

Suite 302

Oakville, Ontario

L6J 1H9

Item 2 – Date of Material Change:

March 17, 2015

Item 3 – News Release:

A news release in respect of the Offering (as defined below) of Subscription Receipts (as defined below) was disseminated over Marketwired on March 17, 2015.

Item 4 – Summary of Material Change:

On March 17, 2015, Concordia Healthcare Corp. (“Concordia” or the “Company”) announced that it entered into an agreement with a syndicate of underwriters led by RBC Capital Markets (“RBC”), as sole bookrunner and co-lead manager and including GMP Securities L.P. as co-lead manager (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 3,764,720 subscription receipts (the “Subscription Receipts”) of the Company, at a price of C$85.00 per Subscription Receipt (the “Offering Price”) for aggregate gross proceeds to Concordia of C$320,001,200 (the “Offering”).

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On March 17, 2015, Concordia announced that it entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, 3,764,720 Subscription Receipts at the Offering Price for aggregate gross proceeds to Concordia of C$320,001,200.

The Company has granted the Underwriters an option to purchase from the Company up to an additional 564,708 Subscription Receipts (equal to 15% of initial Subscription Receipts being offered) at the Offering Price to cover over-allotments, if any (the “Over-Allotment Option”). The Over-Allotment Option is exercisable, in whole or in part, at any time up to the earlier of: (i) the 30th day after and including the date of the closing of the Offering and (ii) the occurrence of a Termination Event (as defined below). If the Over-Allotment Option is exercised in full, an additional C$48,000,180 will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be C$368,001,380.

The net proceeds of the Offering will be used to partially fund (i) the proposed acquisition by the Company of substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (the “Acquisition”); (ii) the fees and expenses incurred in connection with the Acquisition; and (iii) the repayment and retirement of the Company’s outstanding debt issued pursuant to the terms and provisions of the amended and restated senior secured credit facility with General Electric Capital Corporation, Health Financial Services and a syndicate of lenders dated September 30, 2014.

Each Subscription Receipt will entitle the holder thereof to receive, upon the closing of the Acquisition, without payment of additional consideration or further action, one Concordia common share (“Common Share”) in exchange for each Subscription Receipt.

Concordia will file a short form prospectus qualifying the issuance of the Subscription Receipts. The Offering is expected to close on or about April 8, 2015 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The Subscription Receipts will be issued pursuant to a subscription receipt agreement (the “Subscription Receipt Agreement”). Pursuant to the Subscription Receipt Agreement, the proceeds of the Offering, less the costs and expenses of the Underwriters and 50% of the Underwriters’ fee payable in connection therewith, will be held in escrow pending delivery of notice of the closing of the Acquisition. If: (i) the Acquisition closing does not occur prior to 5:00 p.m. (Toronto time) on September 5, 2015; (ii) the asset purchase agreement in respect of the Acquisition is terminated at an earlier time; or (iii) Concordia advises the subscription receipt agent and RBC, or announces to the public, that it will not proceed with the Acquisition (any of the events in (i), (ii) or (iii) being a “Termination Event”), the subscription receipt agent and Concordia will return to holders of Subscription Receipts an amount per Subscription Receipt equal to the Offering Price plus a pro rata share of the interest earned or deemed to be earned on the escrowed funds, net of any applicable withholding taxes.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Leith Tessy, Chief Financial Officer and Secretary-Treasurer, 905-842-5150

Item 9 – Date of Report:

March 17, 2015

Notice regarding forward-looking statements:

This material change report includes forward-looking statements regarding Concordia and its business, which may include, but are not limited to, the filing of the preliminary short form prospectus and the timing thereof, the completion of the Offering and the timing thereof, the use of proceeds, and the completion of the Acquisition and the timing thereof. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the use of Concordia’s products to treat certain diseases, the pharmaceutical industry, the failure to obtain regulatory approvals including those related to the Acquisition, risks associated with the acquisition of pharmaceutical products including the Acquisition, economic factors, market conditions, acquisition opportunities, the inability to complete acquisitions including the Acquisition, the equity markets generally, risks associated with growth and competition, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.